UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant-s telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On October 23, 2007, the Corporation announced preferred and common stock dividends for the fourth quarter as described in the press release attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release dated October 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 23, 2007   By: /s/ Gregory F. Ehlinger

GREGORY F. EHLINGER
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 23, 2007

Exhibit 99.1

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
FOURTH QUARTER DIVIDENDS

(Columbus, IN, October 23, 2007) Irwin Financial Corporation (NYSE: IFC) today announced preferred and common stock dividends for the fourth quarter.

The preferred stock dividend at an annualized rate of 8.45 percent will be paid on December 31, 2007 to all holders of record as of December 14, 2007.

A dividend of $0.12 per share will be paid on the Corporation's common stock on December 28, 2007, to all shareholders of record on December 14, 2007.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to small businesses and consumers in selected markets in the United States and Canada.